Filed Pursuant to Rule 433
Registration Statement Nos. 333-240978, 333-240978-01
May 9, 2023

PRICING TERM SHEET

Issuer:	ConocoPhillips Company
Guarantor:	ConocoPhillips
Ratings*:	A2 (Moody’s); A- (S&P); A (Fitch)
Issue of Securities:	5.300% Notes due 2053
Principal Amount:	$1,100,000,000
Coupon:	5.300%
Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on November 15, 2023
Maturity Date:	May 15, 2053
Treasury Benchmark:	4.000% due November 15, 2052
U.S. Treasury Yield:	3.842%
Spread to Treasury:	+150 bps
Re-offer Yield:	5.342%
Initial Price to Public:	99.377%
Optional Redemption:

Prior to November 15, 2052 (the date that is six months prior to the maturity date of the notes), the notes will be redeemable at the issuer’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

1.     (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on November 15, 2052) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 25 basis points, less (b) interest accrued to the date of redemption, and

2.     100% of the principal amount of the notes to be redeemed,

plus, in each case, accrued and unpaid interest thereon to the redemption date.

On or after November 15, 2052, the issuer may redeem the notes at an amount equal to 100% of the principal amount of the notes, plus accrued but unpaid interest thereon to the redemption date.

Use of Proceeds:	Purchase all notes validly tendered and not withdrawn in ConocoPhillips' and ConocoPhillips Company's upsized $1,100,000,000 cash tender offer.
Settlement Date**:	May 23, 2023
CUSIP / ISIN:	20826F BE5 / US20826FBE51
Denomination:	$2,000 and increments of $1,000 in excess thereof

Joint Book-Running Managers:

TD Securities (USA) LLC

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Senior Co-Managers:	Barclays Capital Inc. BBVA Securities Inc. DNB Markets, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Standard Chartered Bank U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the notes will be made against payment therefor on or about May 23, 2023, which will be the tenth business day after the date hereof. Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or any of the seven business days after such date will be required, by virtue of the fact that the notes will settle in ten business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling TD Securities (USA) LLC toll-free at 855-495-9846, J.P. Morgan Securities LLC collect at 212-834-4533, SMBC Nikko Securities America, Inc. toll-free at 888-868-6856 or Wells Fargo Securities, LLC toll-free at 800-645-3751.